

Mail Stop 3720

March 26, 2009

Mr. Yan Zhuang
Chief Executive Officer
K's Media
8/F GongJieDaSha, Ji 2, GongTi Road East
ChaoYang District, Beijing, China 100027

> **Re: K's Media**
> **Item 4.01 Form 8-K /A**
> **Filed: February 23, 2009**
> **File No. 0-52760**

Dear Mr. Zhuang:

We have completed our review of your Form 8-K/A and related filing and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director